CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS



--------------------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                                      Three months            Nine months
                                                                                   ---------------------------------------------
($ millions, except share amounts) (unaudited)                                           2002    2001(1)        2002     2001(1)
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                                      4,822      4,818      14,596      14,227
                                                                                   ---------------------------------------------
Operating expenses                                                                      2,870      2,941       8,887       8,812
Amortization expense                                                                      771        963       2,352       2,878
Net benefit plans credit                                                                  (7)       (26)        (25)        (90)
Restructuring and other charges (Note 4)                                                   79                    492         239
                                                                                                       -
                                                                                   ---------------------------------------------
Total operating expenses                                                                3,713      3,878      11,706      11,839
                                                                                   ---------------------------------------------
Operating income                                                                        1,109        940       2,890       2,388
Other income (expense)  (Note 5)                                                          (4)         69         226       4,026
                                                                                   ---------------------------------------------
Earnings from continuing operations before the under-noted items                        1,105      1,009       3,116       6,414
                                                                                   ---------------------------------------------
Interest expense     - long-term debt                                                     269        235         763         709
                     - other debt                                                          19         20          49          92
                                                                                   ---------------------------------------------
Total interest expense                                                                    288        255         812         801
                                                                                   ---------------------------------------------
Earnings from continuing operations before
  income taxes and non-controlling interest                                               817        754       2,304       5,613
Income taxes                                                                              303        368         840       1,728
Non-controlling interest                                                                  130         49         401         224
                                                                                   ---------------------------------------------
Earnings from continuing operations                                                       384        337       1,063       3,661
Discontinued operations (Note 6)                                                                   (465)       (340)     (2,862)
                                                                                            -
                                                                                   ---------------------------------------------
Net earnings (loss)                                                                       384      (128)         723         799
Dividends on preferred shares                                                            (16)       (16)        (43)        (50)
                                                                                   ---------------------------------------------
Net earnings (loss) applicable to common shares                                           368      (144)         680         749
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share - basic (Note 7)
    Continuing operations                                                                0.43       0.40        1.23        4.47
    Net earnings (loss)                                                                  0.43     (0.18)        0.82        0.93
Net earnings (loss) per common share - diluted (Note 7)
    Continuing operations                                                                0.42       0.39        1.22        4.43
    Net earnings (loss)                                                                  0.42     (0.18)        0.82        0.92
Dividends per common share                                                               0.30       0.30        0.90        0.90
Average number of common shares outstanding (millions)                                  864.1      807.9       827.3       807.8
--------------------------------------------------------------------------------------------------------------------------------
The following is a reconciliation of net earnings to reflect the comparative impact of the non-amortization of goodwill and indefinite-life intangible assets effective January 1, 2002 (Refer to Note 1):

Adjusted net earnings (loss)
Net earnings (loss), as reported                                                          384      (128)         723         799
Amortization expense on goodwill and indefinite-life intangible assets                               237                     737
                                                                                            -                      -
                                                                                   ---------------------------------------------
Net earnings, adjusted                                                                    384        109         723       1,536
--------------------------------------------------------------------------------------------------------------------------------
Adjusted net earnings per common share
    Basic                                                                                0.43       0.12        0.82        1.84
    Diluted                                                                              0.42       0.11        0.82        1.82
--------------------------------------------------------------------------------------------------------------------------------

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

-------------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                               Three months           Nine months
                                                                           ----------------------------------------------
($ millions) (unaudited)                                                           2002       2001     2002         2001
-------------------------------------------------------------------------------------------------------------------------

Balance at beginning of period, as previously reported                          (7,649)      1,627      712        1,339
                                                                                                    (8,180)
Adjustment for change in accounting policy (Note 1)                        -           -                   -
                                                                           ----------------------------------------------
Balance at beginning of period, as restated                                     (7,649)      1,627  (7,468)        1,339
    Net earnings                                                                    384      (128)      723          799
    Dividends                       - Preferred shares                             (16)       (16)     (43)         (50)
                                    - Common shares                               (272)      (243)    (757)        (727)
                                                                           ----------------------------------------------
                                                                                  (288)      (259)    (800)        (777)
     osts relating to the issuance of common shares                                (62)                (62)
    C                                                                                  -                   -
     remium on redemption of common and preferred shares
    P                                                                      -           -                (6)        (108)
    Other                                                                            10        (2)        8         (15)
                                                                           ----------------------------------------------
Balance at end of period                                                        (7,605)      1,238  (7,605)        1,238
-------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  September 30     December 31
($ millions) (unaudited)                                                                               2002(1)            2001
-------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets
   Cash and cash equivalents(2)                                                                          2,870             569
   Accounts receivable                                                                                   2,547           4,118
   Other current assets                                                                                    871           1,213
                                                                                               --------------------------------
Total current assets                                                                                     6,288           5,900
Investments                                                                                                987           1,106
Capital assets                                                                                          20,158          25,861
Future income taxes                                                                                        728           1,031
Other long-term assets                                                                                   3,266           3,363
Indefinite-life intangible assets                                                                          879             866
Goodwill                                                                                                 6,677          15,947
                                                                                               --------------------------------
Total assets                                                                                            38,983          54,074
-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                                                              3,722           5,792
   Income and other taxes payable                                                                           33             681
   Debt due within one year                                                                              2,780           5,263
                                                                                               --------------------------------
Total current liabilities                                                                                6,535          11,736
Long-term debt                                                                                          12,470          14,861
Future income taxes                                                                                        922             924
Other long-term liabilities                                                                              2,998           4,129
                                                                                               --------------------------------
Total liabilities                                                                                       22,925          31,650
                                                                                               --------------------------------
Non-controlling interest                                                                                 4,937           5,625
                                                                                               --------------------------------
SHAREHOLDERS' EQUITY
Preferred shares                                                                                         1,510           1,300
                                                                                               --------------------------------
Common shareholders' equity
   Common shares(3)                                                                                     16,217          13,827
   Contributed surplus                                                                                     980             980
   Retained earnings (deficit)                                                                         (7,605)             712
   Currency translation adjustment                                                                          19            (20)
                                                                                               --------------------------------
Total common shareholders' equity                                                                        9,611          15,499
                                                                                               --------------------------------
Total shareholders' equity                                                                              11,121          16,799
                                                                                               --------------------------------
Total liabilities and shareholders' equity                                                              38,983          54,074
-------------------------------------------------------------------------------------------------------------------------------

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

(2) At December 31, 2001, cash and cash equivalents include $233 million of restricted cash (nil at September 30, 2002). This amount represented BCE's share of Telecom Americas Ltd.'s cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

(3) At September 30, 2002, 905,025,009 (808,514,211 at December 31, 2001)
BCE Inc. common shares and 22,027,936 (18,527,376 at December 31, 2001)
BCE Inc. stock options were outstanding. 94 million common shares were issued during the third quarter of 2002 in connection with the repurchase by BCE Inc. of SBC Communications Inc.'s indirect minority interest in Bell Canada (refer to Note 3 "Business acquisitions and dispositions"). The stock options were issued under BCE's Long-Term Incentive Stock Option Programs and are exercisable on a one-for-one basis for common shares of BCE Inc. Additionally, Teleglobe stock option holders will receive, upon exercise of their stock options, 0.91 of a BCE Inc. common share for each Teleglobe stock option held. At September 30, 2002, the Teleglobe stock options outstanding were exercisable into 6,073,878 BCE Inc. common shares (10,204,966 at December 31, 2001).

CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                                    Three months           Nine months
                                                                                ----------------------------------------------
($ millions) (unaudited)                                                                2002    2001(1)       2002    2001(1)
------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Earnings from continuing operations                                                      384        337      1,063      3,661
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
   Amortization expense                                                                  771        963      2,352      2,878
   Restructuring and other charges                                                        67       (19)        472        184
   Net gains on investments                                                             (11)      (147)      (175)    (4,038)
   Future income taxes                                                                   109        160       (10)        503
   Other items                                                                            14        280        134      (103)
   Changes in non-cash working capital components                                        152      (327)      (496)      (111)
                                                                                ----------------------------------------------
                                                                                       1,486      1,247      3,340      2,974
                                                                                ----------------------------------------------
Cash flows from investing activities
Capital expenditures                                                                   (904)    (1,034)    (2,697)    (3,803)
Investments                                                                          (1,399)      (253)    (1,507)      (383)
Divestitures                                                                              14         14        469      4,608
Other items                                                                               18         38          5       (49)
                                                                                ----------------------------------------------
                                                                                     (2,271)    (1,235)    (3,730)        373
                                                                                ----------------------------------------------
Cash flows from financing activities
Increase (decrease) in notes payable and bank advances                                  (60)      (238)        426    (2,527)
Issue of long-term debt                                                                1,105        780      2,400      2,056
Repayment of long-term debt                                                            (299)      (235)      (802)      (963)
Issue of common shares                                                                 2,381         10      2,390         66
                                                                                        (78)                  (78)
Costs relating to the issuance of common shares                                             -                     -

Purchase of common shares for cancellation                                      -           -          -                (191)
                                                                                                               510
Issue of preferred shares                                                       -           -                     -
                                                                                                             (306)
Redemption of preferred shares                                                  -           -                     -
Dividends paid on common and preferred shares                                          (255)      (259)      (758)      (777)
Issue of common shares, preferred shares, convertible debentures
   and equity-settled notes by subsidiaries to non-controlling interest                   44          3        201      1,370

Redemption of preferred shares by subsidiaries                                  -           -          -                (346)
Dividends paid by subsidiaries to non-controlling interest                             (134)      (117)      (321)      (268)
Other items                                                                             (40)       (17)       (36)         17
                                                                                ----------------------------------------------
                                                                                       2,664       (73)      3,626    (1,563)
                                                                                ----------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               1        (1)          1        (1)
                                                                                ----------------------------------------------
Cash provided by (used in) continuing operations                                       1,880       (62)      3,237      1,783

Cash used in discontinued operations                                            -                 (643)      (936)      (955)
                                                                                ----------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   1,880      (705)      2,301        828
Cash and cash equivalents at beginning of period                                         990      1,793        569        260
                                                                                ----------------------------------------------
Cash and cash equivalents at end of period                                             2,870      1,088      2,870      1,088
------------------------------------------------------------------------------------------------------------------------------


(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), using the same accounting policies as outlined in Note 1 of the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002 except as noted below. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

Basis of presentation
All financial information for periods prior to the second quarter of 2002 were restated to reflect the accounting treatment of BCE's investments in Teleglobe Inc. ("Teleglobe") and Bell Canada International Inc. ("BCI") as discontinued operations (refer to Note 6 "Discontinued operations"), and the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to "Recent pronouncements") effective in the first quarter of 2002. In addition, effective in the second quarter of 2002, BCE ceased to consolidate the financial results of Teleglobe and BCI, and now holds these investments at cost. (refer to Note 6 "Discontinued operations").

Recent pronouncements
Business Combinations, Goodwill and Other Intangible Assets
The CICA issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. BCE's management allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The following represents a reconciliation of the stated goodwill as at September 30, 2002:


----------------------------------------------------------------------------
($ millions)
----------------------------------------------------------------------------

Goodwill, January 1, 2002                                             15,947

Transitional goodwill impairment charge                               (8,652)
Goodwill acquired during the year (1)                                  1,065
Deconsolidation of Teleglobe and BCI                                  (1,754)
Other                                                                     71

                                                             ----------------
Goodwill, September 30, 2002                                           6,677
----------------------------------------------------------------------------

(1) The goodwill acquired during 2002 relates primarily to the repurchase by Bell Canada Holdings Inc. ("BCH") for cancellation of a portion of its outstanding shares from SBC Communications Inc.("SBC") for a purchase price of $1.3 billion, resulting in an increase in BCE Inc.'s ownership in BCH to 83.5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

Foreign Currency Translation
Effective January 1, 2002, BCE also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at January 1, 2002 was to decrease other long-term assets by $288 million, increase future income taxes by $27 million, decrease non-controlling interest by $70 million and decrease retained earnings by $191 million.

Stock-Based Compensation and Other Stock-Based Payments
BCE also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE Inc.'s common shares at the date of grant over the amount an employee must pay to acquire the common shares. The following outlines the impact and assumptions used if the compensation cost for BCE's stock options was determined under the fair value based method of accounting for awards granted on or after January 1, 2002.

For the period ended September 30, 2002                        Three Months    Nine Months
---------------------------------------------------------------------------------------------

Net earnings, as reported ($ millions)                                    384            723
Pro forma impact ($ millions)                                            (15)           (21)
                                                              -------------------------------
Pro forma net earnings ($ millions)                                       369            702
Pro forma net earnings per common share (basic) ($)                      0.41           0.80
Pro forma net earnings per common share (diluted) ($)                    0.41           0.79
Assumptions used in Black Scholes option princing model:
Dividend yield                                                           3.6%           3.3%
Expected volatility                                                       30%            30%
Risk-free interest rate                                                  3.9%           4.6%
Expected life (years)                                                     4.2            4.5
Number of options granted                                           1,119,845      7,946,979
Weighted average fair value of options granted ($)                         $5             $7
---------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

2. SEGMENTED INFORMATION

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia and BCE Emergis. All other businesses are combined, for management purposes, in the BCE Ventures segment.

------------------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                                    Three months            Nine months
                                                                                ----------------------------------------------
($ millions)                                                                           2002       2001        2002        2001
------------------------------------------------------------------------------------------------------------------------------
Operating revenues
Bell Canada                External                                                   4,260      4,289      12,819      12,570
                           Inter-segment (1)                                             54         37         138          96
                                                                                ----------------------------------------------
                                                                                      4,314      4,326      12,957      12,666
Bell Globemedia            External                                                     263        240         880         831
                           Inter-segment                                                 10          6          31          18
                                                                                ----------------------------------------------
                                                                                        273        246         911         849
BCE Emergis                External                                                     102        126         299         346
                           Inter-segment                                                 33         47         110         129
                                                                                ----------------------------------------------
                                                                                        135        173         409         475
BCE Ventures               External                                                     197        162         594         474
                           Inter-segment                                                 61        100         188         283
                                                                                ----------------------------------------------
                                                                                        258        262         782         757
Corporate and other        External                                                                  1           4           6
                                                                                          -
                           Inter-segment                                                 39         10         121          55
                                                                                ----------------------------------------------
                                                                                         39         11         125          61
                                                                                ----------------------------------------------
Less: Inter-segment eliminations (1)                                                  (197)      (200)       (588)       (581)
                                                                                ----------------------------------------------
Total operating revenues                                                              4,822      4,818      14,596      14,227
------------------------------------------------------------------------------------------------------------------------------
EBITDA (2)
Bell Canada                                                                           1,891      1,818       5,501       5,172
Bell Globemedia                                                                          17        (6)         108          65
BCE Emergis                                                                              19         35          10          92
BCE Ventures                                                                             67         73         217         202
Corporate and other, including inter-segment eliminations                              (42)       (43)       (127)       (116)
                                                                                ----------------------------------------------
Total EBITDA                                                                          1,952      1,877       5,709       5,415
------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) applicable to common shares
Bell Canada                                                                             336        272       1,016         764
Bell Globemedia                                                                        (11)       (52)           1       (125)
BCE Emergis                                                                              19       (70)        (58)       (236)
BCE Ventures                                                                             16        137          99         229
Corporate and other, including inter-segment eliminations                                24         50           5       3,029
                                                                                ----------------------------------------------
Total earnings from continuing operations                                               384        337       1,063       3,661
Discontinued operations                                                                          (465)       (340)     (2,862)
                                                                                          -
Dividends on preferred shares                                                          (16)       (16)        (43)        (50)
                                                                                ----------------------------------------------
Total net earnings (loss) applicable to common shares                                   368      (144)         680         749
------------------------------------------------------------------------------------------------------------------------------


(1) Certain comparative figures have been reclassified to conform to the current period presentation.

(2) "EBITDA" is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses "EBITDA", amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

BCE Acquisition of SBC's 20% interest in BCH
On June 28, 2002, BCE Inc., BCH and entities controlled by SBC entered into agreements that will lead to the repurchase by BCE Inc. of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE Inc.'s ownership in BCH to 83.5%. In addition, BCE Inc. has the option ("BCE option") to repurchase and SBC has the option ("SBC option") to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of $4.99 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE Inc. will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE Inc.'s discretion.

BCE Inc. has completed or intends to complete the following steps towards raising the necessary funds to finance the $6.3 billion repurchase price of SBC's indirect interest in Bell Canada:
o $1.1 billion drawn on July 15, 2002 under a $3.3 billion two-year non-revolving credit agreement;
o proceeds from the issuance on July 15, 2002 of nine million BCE Inc. common shares for $250 million ($27.63 per share), by way of a private placement to SBC;
o net proceeds from the public issuance on August 12, 2002 of 85 million common shares of BCE Inc. for $2 billion ($24.45 per share);
o net proceeds expected to be received from the proposed public issuance by BCE Inc. of $1.5 to $2 billion of long-term notes, expected to close by the end of October 2002;
o $1 to $1.5 billion expected to be accessed from Bell Canada, representing a portion of the net after-tax proceeds expected to flow to BCE Inc. from the sale of Bell Canada's and certain affiliates' directories business (see "Sale of Directories Business"); and
o a second private placement to SBC of up to $250 million, planned on the second closing expected on or before January 3, 2003.

In the event BCE Inc. does not secure financing for all of the remaining balance of the $6.3 billion repurchase price on or before January 3, 2003, BCE Inc.'s current intention is to draw down on the remaining available balance of the two-year non-revolving credit agreement. Although BCE Inc. does not currently intend to do so, should amounts drawn under the two-year non-revolving credit agreement together with the proceeds resulting from the sources of financing referred to above be insufficient, BCE Inc. could pay the remaining balance of the $6.3 billion repurchase price by issuing notes to SBC.

As part of the agreements, BCE Inc. will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities held by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option ("BCH option") to purchase 20% of the then outstanding common shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH shares, exercisable no later than April 24, 2003.

Sale of Directories Business
On September 13, 2002, BCE Inc. announced the sale by Bell Canada and certain affiliates of their directories business for $3 billion cash (subject to certain post-closing adjustments) to an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan Board (collectively, the "Purchasers"). The sale includes 209 print White Pages and Yellow Pages directories in Ontario and Quebec, the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories and Bell ActiMedia's 12.86% interest in the Aliant ActiMedia General Partnership. $1 to $1.5 billion of the net proceeds from the sale are expected to flow to BCE Inc. to finance part of the repurchase of SBC's remaining indirect interest in Bell Canada, with the remaining proceeds being used by Bell Canada for its ongoing financing needs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

The Purchasers will own an approximate 90% equity interest of an acquisition vehicle that will hold the directories business. Bell Canada or one of its affiliates will acquire an approximate 10% equity interest in the acquisition vehicle for approximately $80 million, which will give it the right to appoint one member of such vehicle's Board of Directors. Bell Canada has entered into a long-term, strategic working relationship with the entity operating the directories business pursuant to operating agreements. The closing of the sale of the directories business is expected to take place no later than November 30, 2002. The Purchasers' obligation to complete the transaction is subject to conditions precedent,including the obtaining of all requisite regulatory approvals and the Purchasers obtaining the appropriate financing required for the purposes of the transaction.

Creation of Bell West Inc. ("Bell West")
In April 2002, Bell Canada and Manitoba Telecom Services Inc. ("MTS"), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. in Alberta and British Columbia with Bell Intrigna Inc. to create Bell West, a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS 40% ownership of Bell West.

The put options for MTS are as follows:
o In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:
o In March 2004, Bell Canada has the option to purchase MTS interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS interest at fair market value. Bell Canada can also purchase MTS interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund
In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the "Bell Nordiq Income Fund"). The Fund acquired from Bell Canada a 36% interest in each of Telebec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. Bell Canada received gross proceeds of $324 million and recorded a gain on sale of $222 million.

4. RESTRUCTURING AND OTHER CHARGES

Settlement of Pay Equity Complaints
On September 27, 2002, the Canadian Telecommunications Employees' Association ("CTEA") ratified a settlement reached with Bell Canada with respect to the 1994 pay equity complaints filed by members of the CTEA before the Canadian Human Rights Tribunal. The settlement includes a cash payout of $128 million and related pension benefits of approximately $50 million. As a result of the settlement, Bell Canada recorded a one-time charge of $79 million (BCE's share is $37 million on an after-tax basis) in the third quarter of 2002, which corresponds to the $128 million cash payout, net of a previously recorded provision. The pension benefits will be deferred and amortized into earnings over the estimated average remaining service life of active employees and average remaining life of retired employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

Write-down of Bell Canada's accounts receivable
Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after-tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's.

BCE Emergis restructuring plan
BCE Emergis recorded a pre-tax charge of $119 million (BCE's share is $63 million on an after-tax basis) in the second quarter of 2002, representing restructuring and other charges of $100 million and $19 million, respectively, related to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of BCE Emergis' service offerings and reduction in its operating cost structure. The restructuring program is expected to be substantially complete in 2002, and as at September 30, 2002, the remaining unpaid balance of this restructuring provision was $37 million.


5. OTHER INCOME (EXPENSE)

------------------------------------------------------------------------------------------------------
For the period ended September 30                       Three months           Nine months
                                                   ---------------------------------------------------
($ millions)                                              2002       2001       2002        2001
------------------------------------------------------------------------------------------------------

Gains (losses) on investments (a)                           12        147        181       4,037
Foreign currency gains (losses)                           (18)       (61)         37        (75)
Other                                                        2       (17)          8          64
------------------------------------------------------------------------------------------------------
Other income (expense)                                     (4)         69        226       4,026
------------------------------------------------------------------------------------------------------

(a) During the first nine months of 2002, other income included: (i) net gains on investments of $256 million, primarily from the creation of the Bell Nordiq Income Fund (refer to Note 3); (ii) a $103 million loss, primarily on the write-down of BCE's remaining portfolio investment in Nortel Networks Corporation; and (iii) a gain of $28 million resulting from the reorganization of BCE's investment in TMI Communications and Company Limited Partnership.

6. DISCONTINUED OPERATIONS


------------------------------------------------------------------------------------------------
For the period ended September 30                  Three months           Nine months
                                              --------------------------------------------------
($ millions)                                             2002   2001      2002         2001
------------------------------------------------------------------------------------------------


Teleglobe (a)                                 -                (205)     (149)      (2,636)

BCI (b)                                       -                (260)     (191)        (226)
------------------------------------------------------------------------------------------------

Net loss from discontinued operations         -                (465)     (340)      (2,862)
------------------------------------------------------------------------------------------------

(a) Teleglobe provides a range of international voice and data telecommunications services. Until the second quarter of 2002, Teleglobe also provided, through its investment in the Excel Communications group ("Excel"), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. The results of operations of Teleglobe include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

On April 24, 2002, BCE Inc. announced that it would cease further long-term funding to Teleglobe. BCE Inc.'s decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry.
In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE Inc.-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062 (refer to Note 1). A valuation allowance has been provided against the entire amount of the tax benefit associated with the loss on this investment.

On May 15, 2002 and thereafter, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada, the United States, the United Kingdom and elsewhere. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecommunications business. Such sale process is being conducted by the Monitor under court supervision. On September 19, 2002, Teleglobe announced the execution of an agreement for the sale to affiliates of TenX Capital Partners and Cerberus Capital Management (the "Purchasers") of its core telecommunications business for U.S. $155 million, subject to certain adjustments. The parties also indicated that they intend to enter into an agreement for the management by the Purchasers of the core telecommunications business upon satisfaction of certain conditions, including the consent of Bell Canada to the assignment of its contracts with Teleglobe to the Purchasers. Subject to the foregoing and the granting of all regulatory approvals, closing is expected to occur in early 2003. The foregoing transaction being subject to a number of conditions, there can be no assurance that it will be completed on the agreed terms or at all, so that service can continue to be provided to the customers of BCE on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets.
An affiliate of BCE Inc. has provided Teleglobe with a borrowing facility of approximately U.S. $94 million on a debtor-in-possession basis (the "DIP Facility") as well as a U.S. $25 million facility to allow Teleglobe to meet its obligations under an Employee Severance and Retention Plan (the "Employee acility"). On September 20, 2002, following the closing of the sale by Teleglobe of its equity interest in Intelsat, Ltd. for U.S. $65 million, all outstanding borrowings under the DIP Facility (U.S. $55 million) were repaid and the availability thereunder was reduced from U.S. $93.6 million to U.S.
$50 million. The revised DIP Facility provides that Teleglobe will not be allowed to borrow thereunder until such time as all the remaining proceeds of the Intelsat, Ltd. sale will have been used to fund Teleglobe's operations. Effective September 30, 2002, the availability under the DIP Facility was further reduced to U.S. $30 million and its maturity extended to the earlier of the date of execution of the management agreement referred to above and November 30, 2002. As of October 23, 2002, no amount is outstanding under the DIP Facility and the Employee Facility (an aggregate of U.S. $7.4 million previously advanced under the Employee Facility has been repaid by way of set-off). There can be no assurance that Teleglobe will be able to repay amounts advanced by BCE under the DIP Facility and the Employee Facility or that realization of any security will be sufficient to repay BCE. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion. Refer to Note 8 "Contingencies" for a description of the lending syndicate lawsuit filed against BCE Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

(b) BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations.

On July 12, 2002, BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the "Noteholders") voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the "Plan of Arrangement"). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Americas Ltd., through which BCI held the majority of its investments, to America Movil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI completed the sale of its interest in Telecom Americas Ltd. in July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million in the second quarter of 2002 representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.


Amounts included in the consolidated balance sheets relating to discontinued
operations are as follows:
-------------------------------------------------------------------------------------------
                                                            September 30       December 31
($ millions)                                                           2002           2001
-------------------------------------------------------------------------------------------


Current assets                                              -                        1,957
Non-current assets                                                      175         16,576

Current liabilities                                         -                      (5,855)

Non-current liabilities                                     -                      (5,250)
-------------------------------------------------------------------------------------------
Net assets of discontinued operations                                   175          7,428
-------------------------------------------------------------------------------------------



The summarized statements of operations for the discontinued operations are as follows:

----------------------------------------------------------------------------------------------------------------
For the period ended September 30                                  Three months           Nine months
                                                              --------------------------------------------------
($ millions)                                                         2002       2001      2002         2001
----------------------------------------------------------------------------------------------------------------


Revenue                                                       -          854               681        2,711
                                                              --------------------------------------------------
Operating loss from discontinued operations, before tax                        (375)     (123)      (3,156)
                                                              -

Gain (loss) on discontinued operations, before tax            -                 (86)     (282)          461

Income tax recovery on operating loss                         -                   69        40          134

Income tax recovery (expense) on gain (loss)                  -          -                  18         (45)

Non-controlling interest                                      -                 (73)         7        (256)
----------------------------------------------------------------------------------------------------------------

Net loss from discontinued operations                         -                (465)     (340)      (2,862)
----------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

7. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:


-----------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                        Three months           Nine months
                                                                    ---------------------------------------------------
                                                                        2002          2001        2002       2001
-----------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations (numerator) ($ millions)
Earnings from continuing operations                                      384           337       1,063      3,661
Dividends on preferred shares                                           (16)          (16)        (43)       (50)
                                                                    ---------------------------------------------------
Earnings from continuing operations - basic                              368           321       1,020      3,611
                                                                           3
Exercise of put options by CGI shareholders                                 -                        9        (1)
-----------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations - diluted                            371           321       1,029      3,610
-----------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding
          (denominator) (millions)
Weighted average number of common shares outstanding - basic           864.1         807.9       827.3      807.8
Exercise of stock options                                                1.9           2.2         2.1        2.3
Exercise of put options by CGI shareholders                             13.0           5.6        13.0        5.6
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding - diluted         879.0         815.7       842.4      815.7
-----------------------------------------------------------------------------------------------------------------------


8. COMMITMENTS AND CONTINGENCIES

Teleglobe Lending Syndicate Lawsuit
Certain members of the Teleglobe lending syndicate (the "Plaintiffs") filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interests and costs), which they allege is equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion advanced by the members of such lending syndicate. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. CRTC Second Price Cap Decision 2002-34
On May 30, 2002, the CRTC released Decision 2002-34, "Second Price Cap Decision", making a number of changes to the rules governing Canada's telecommunications industry with respect to local service for the next four years. One of the changes resulting from this Decision is that there be a mechanism (referred to in the Decision as the "deferral account") to provide to the majority of residential customers a combination of certain enhanced services, reduced rates and/or rebates, and certain other adjustments. Bell Canada will propose the manner in which it will implement these directives to the CRTC in March 2003. As at September 30, 2002, Bell Canada's commitment associated with this Decision is estimated at $40 million.

9. SUBSEQUENT EVENTS

Launch of Public Debt Offering
On October 22, 2002, BCE Inc. announced that it has initiated a Canadian public offering of debt securities to raise approximately $1.5 billion. A draft prospectus supplement to the short form base shelf prospectus dated August 1, 2002 was filed on October 21, 2002 with all Canadian provincial securities regulatory authorities. The proceeds will be used to finance part of the repurchase of SBC's remaining indirect interest in Bell Canada (refer to Note 3).